Exhibit 99.1

noco-noco Inc. Announces Results of its 2024 Extraordinary General Meeting

Singapore, October 11, 2024 – noco-noco Inc. (the “Company”) announced that its 2024 Extraordinary General Meeting of the Shareholders ("the EGM") was duly held on October 7, 2024, at the Company's principal office in Singapore. At the EGM, the following proposals, among others, were approved and adopted:

1.
RESOLVED, as an ordinary resolution, that every fifty (50) ordinary shares of par value of US$0.0001 each in the authorised share capital of the Company (including issued and unissued share capital) (the “Existing Shares”) be consolidated into one ordinary share of a par value of US$0.005 (the “Consolidated Shares”) with effect from October 17, 2024, with such Consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the Existing Shares as set out in the Company’s memorandum and articles of association (the “Share Consolidation”); all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company; and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each shareholder of the Company will be entitled to receive one Consolidated Share in lieu of any fractional share that would have resulted from the Share Consolidation.
2.
RESOLVED, as an ordinary resolution, that immediately following the Share Consolidation, the authorised share capital of the Company be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each with effect from October 17, 2024.
3.
RESOLVED, as a special resolution, that subject to the approval and implementation of the Share Consolidation, the Company adopts, with effect from the Effective Time, the form of the second amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final authorised share capital amount pending the Board's determination of the precise RS ratio, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and other administrative updates (including, without limitation, the insertion of provisions allowing the Company to conduct hybrid or virtual general meeting in the future, and the updated requirements on written ordinary resolutions of shareholders and publication of notice of general meeting on website).

Following the EGM, the Board will cause the filing of the requisite corporate documents with the Caymans Islands Companies Register on October 17, 2024 in connection with Share Consolidation and Share Capital Increase.

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider in the energy transition sector working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

For enquiries:

Investor@noco-noco.com

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.